FIRST SEACOAST BANCORP

633 Central Avenue

Dover, NH 03820

May 10, 2019

Via Edgar

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	First Seacoast Bancorp

Registration Statement on Form S-1 (Commission File No. 333-230242)

Request for Acceleration of Effective Date

Ladies and Gentlemen:

First Seacoast Bancorp hereby requests that the effective date of the above referenced Registration Statement on Form S-1, as amended, be accelerated to May 14, 2019 at 11:00 a.m. EDT, or as soon thereafter as is practicable.

Please contact Victor L. Cangelosi, of Luse Gorman, PC ((202) 274-2028), if you have any questions concerning this matter.

Very truly yours,

/s/ James R. Brannen

James R. Brannen

President and Chief Executive Officer